January 3, 2025

George Mattson
Chief Executive Officer
Wheels Up Experience Inc.
2135 American Way
Chamblee, Georgia 30341

       Re: Wheels Up Experience Inc.
           Registration Statement on Form S-3
           Filed December 27, 2024
           File No. 333-284063
Dear George Mattson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jeremiah Garvey, Esq.